Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@konecranes.com

28 February, 2006

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc


06011562

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Announcements published by the Company on 24 and 27 February, 2006.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations



Franciska Janzon
Investor Relations Manager



KCI KONECRANES PLC STOCK EXCHANGE ANNOUNCEMENT 24 February, 2006 4.00 p.m. 1

CENTAURUS CAPITAL LIMITED'S HOLDING IN KCI KONECRANES PLC DECREASED TO 2.32 PERCENT

This is a notice under the Securities Market Act.of Finland, Chapter 2. Section 10:

KCI Konecranes has been informed by a change in the holding of Centaurus Capital Limited (FSA reg. number 192798) and its direct and indirect subsidiaries of the paid up share capital of KCI Konecranes Plc.

On February 23, 2006 the holdings of Centaurus Capital Limited and its direct and indirect subsidiaries were in possession 338,400 KCI Konecranes shares. This holding represents 2.32 percent of the share capital and voting rights of KCI Konecranes Plc. Holdings between the subsidiaries were as follows:

	Number of shares	Proportion of share capital and voting rights
Centaurus Alpha Master Fund	309,558	2.12 %
Citi Centaurus Limited	11,555	0.08 %
Greenway Managed Account	17,287	0.12 %
Total	338,400	2.32 %

On the basis of a previous announcement, Centaurus Capital Limited and its direct and indirect subsidiaries were in possession of 5.00 percent of the share capital and voting rights of KCI Konecranes Plc on August 15, 2005.

KCI Konecranes has only one class of shares and each share entitles to one vote.

KCI Konecranes is a world leading crane technology and service-company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has 5,900 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Franciska Janzon, Investor Relations Manager
Tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchange
Media

DEUTSCHE BANK AG'S HOLDING IN KCI KONECRANES PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

Deutsche Bank AG notified on 27 February, 2006 that at the close of business on 24 February, 2006 Deutsche Bank AG, and its subsidiary companies were in possession of 812,548 shares of KCI Konecranes Plc to which they had the dispositive rights. The holding represented 5.57 % of KCI Konecranes total amount of shares.

Out of this holding Deutsche Bank AG and its subsidiary companies were in possession of 809,494 shares to which they had voting rights on February 24, 2006. This voting authority represents 5.54 % of the voting rights of KCI Konecranes Plc.

On the basis of a previous announcement, Deutsche Bank AG and its subsidiary companies were in possession of 2.97 % of the share capital and of the voting rights of KCI Konecranes Plc on March 15, 2005.

KCI Konecranes has only one class of shares and each share entitles to one vote.

KCI Konecranes is a world leading crane technology and service-company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has 5,900 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
Ms Franciska Janzon, IR Manager
Tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchange
Media